March 22, 2011

Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	American Spectrum Realty, Inc. Form 10-K for Year Ended December 31, 2009 File No. 001-16785

Dear Ms. LaMothe:

Thank you for your letter of March 17.  We have the following responses:

1.           In our restated 2010 quarterly financials, we will treat the LLC interests as fractional real estate interests under ASC 805, Business Combinations, from the date of their acquisition.  Furthermore, in accordance with ASC 810, Variable Interest Entities, we have determined that four of these properties (Commerce Distribution Center, Fishers Indiana Distribution Center, Ohio II Residences and Strongville) should be consolidated.  We will consolidate these properties into our restatements.  We have determined the other four (Pavillions Apartments, Pinecrest Townhomes, University Commons Minnesota and Wildoak Apartments) are not variable interest entities; therefore we intend to account for these under the equity method of accounting.

2.           The managed properties that we plan to consolidate and the quarter in which we plan to include the properties in our restatements are as follows:

		Company’s
Effective Date	Managed Property	Ownership Interest

First Quarter 2010	Strongville Corporate Center	2.2%

Second Quarter 2010	ldine Westfield Self Storage	0.0%
	Centennial Park Apartments	1.0%
	Commerce Distributions Center *	1.0%
	Dixon & 51st Logistics Center	0.0%
	Fishers Indiana Distribution Ctr	1.0%
	University Fountains Lubbock	0.0%
	Ohio II – Residences	0.1%
	Ohio Commerce Center	0.0%
	Redmond Commerce Center	0.0%
	Springs Commerce Center I	0.0%
	Springs Commerce Center II	0.0%
	Springs Office	0.0%
	University Heights San Marcos	0.0%
	University Springs San Marcos	0.0%

Third Quarter 2010	College Park	0.0%

*  Ownership interest was acquired in September 2010.

Attached is a materiality analysis that reflects the impact of the consolidation of these managed properties on the financial statements in the previous quarters.  The Company has determined that the net income related to the equity interest in the entities that own these properties was approximately $12,000.00 for the year ended December 31, 2010.  In addition, this amount has no impact on the net loss per share amounts.  Therefore, the Company has not recorded this income due to the immaterially of its effect on the financial statements.

______________________________

We also attach a draft of the footnote we would propose to include in our 10-K as our method of restating the first three quarters.  The restatement accounts for both the business combination and the consolidation of certain variable interest entities.  Please confirm that this restatement will resolve your comments.

Sincerely yours, /s/ Anthony Eppolito Anthony Eppolito Chief Financial Officer

cc:	Yolanda Crittendon William J. Carden Chip Werlein Howard F. Hart

Materiality analysis of Income Statement attributable solely to consolidation of managed properties

Three Months Ended March 31, 2010	As Filed	As Revised	Change	% Chg
Total Revenues	9,211	9,211	-	0.0%
Total Expenses	12,217	12,217	-	0.0%
Net income attributable to noncontrolling interests	466	466	-	0.0%
Net income attributable to ASR, Inc.to common stockholder	449	449	-	0.0%
Net income per share	0.18	0.18	-	0.0%

Three Months Ended June 30, 2010	As Filed	As Revised	Change	% Chg
Total Revenues	8,837	9,307	470	5.3%
Total Expenses	13,532	13,952	420	3.1%
Net loss attributable to noncontrolling interests	878	828	(50)	-5.7%
Net loss attributable to ASR, Inc.to common stockholder	2,115	2,115	-	0.0%
Net loss per share	0.70	0.70	-	0.0%

Six Months Ended June 30, 2010	As Filed	As Revised	Change	% Chg
Total Revenues	18,048	18,518	470	2.6%
Total Expenses	25,749	26,169	420	1.6%
Net loss attributable to noncontrolling interests	1,344	1,294	(50)	-3.7%
Net loss attributable to ASR, Inc.to common stockholder	1,666	1,666	-	0.0%
Net loss per share	0.52	0.52	-	0.0%

Three Months Ended September 30, 2010	As Filed	As Revised	Change	% Chg
Total Revenues	9,420	17,555	8,135	86.4%
Total Expenses	14,362	23,675	9,313	64.8%
Net loss attributable to noncontrolling interests	1,092	2,270	1,178	107.9%
Net loss attributable to ASR, Inc.to common stockholder	2,213	2,213	-	0.0%
Net loss per share	0.73	0.73	-	0.0%

Nine Months Ended September 30, 2010	As Filed	As Revised	Change	% Chg
Total Revenues	27,468	36,073	8,605	31.3%
Total Expenses	40,111	49,844	9,733	24.3%
Net loss attributable to noncontrolling interests	2,436	3,564	1,128	46.3%
Net loss attributable to ASR, Inc.to common stockholder	3,879	3,879	-	0.0%
Net loss per share	1.27	1.27	-	0.0%

Materiality analysis of Balance Sheet attributable solely to consolidation of managed properties

Three Months Ended March 31, 2010	As Filed	As Revised	Change	% Chg
Total Assets	227,944	251,586	23,642	10.4%
Total Liabilities	220,114	236,271	16,157	7.3%
Non-Controlling Interests	11,976	19,461	7,485	62.5%
Total ASR, Inc. stockholders' deficit	5,931	5,931	-	0.0%

Three Months Ended June 30, 2010	As Filed	As Revised	Change	% Chg
Total Assets	239,867	569,780	329,913	137.5%
Total Liabilities	231,287	462,804	231,517	100.1%
Non-Controlling Interests	16,600	114,996	98,396	592.7%
Total ASR, Inc. stockholders' deficit	8,020	8,020	-	0.0%

Three Months Ended September 30, 2010	As Filed	As Revised	Change	% Chg
Total Assets	253,736	597,028	343,292	135.3%
Total Liabilities	242,298	488,290	245,992	101.5%
Non-Controlling Interests	21,641	118,941	97,300	449.6%
Total ASR, Inc. stockholders' deficit	10,203	10,203	-	0.0%

RESTATEMENT

In connection with reviewing the January 2010 Evergreen transaction, the Company has determined that it should account for the transaction as the acquisition of a business and that several VIE's should have been consolidated at periods through the nine months ended September 30, 2010

The following tables summarize the impact of the restatement discussed above on the previously issued Consolidated Financial Statements as of, and for the periods ended March 31, June 30 and Sept 30, 2010 (dollars in thousands except per share data):

	As Previously Reported	Adjustment	Restated
Statement of Operations for the Three Months Ended Mar 31, 2010			
Rental revenue	8,183	-	8,183
Third party management and leasing revenue	1,104	-	1,104
Total revenues	9,211	-	9,211
Property operating expense	3,625	-	3,625
Depreciation and amortization	3,570	$ 191	3,761
Interest expense	3,400	-	3,400
Total expenses	12,217	191	12,408
Deferred income tax benefit	1,134	70	1,204
Net income attributable to non-controlling interests	(466)	32	(434)
Net income attributable to American Spectrum Realty, Inc.	509	(89)	420
Net income attributable to American Spectrum Realty, Inc. common Stockholders	449	(89)	360
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	0.18	(0.03)	0.15
Statement of Operations for the Three Months Ended Jun 30, 2010			
Rental revenue	7,603	489	8,092
Third party management and leasing revenue	1,221	(19)	1,202
Total revenues	8,837	470	9,307
Property operating expense	3,913	(3)	3,910
Depreciation and amortization	3,579	496	4,075
Interest expense	3,524	214	3,738
Total expenses	13,532	707	14,239
Deferred income tax benefit	1,762	105	1,867
Net loss attributable to non-controlling interests	878	11	889
Net loss attributable to American Spectrum Realty, Inc.	(2,055)	(121)	(2,176)
Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(2,115)	(121)	(2,236)
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	(0.70)	(0.04)	(0.74)
Statement of Operations for the Six Months Ended Jun 30, 2010			
Rental revenue	15,786	489	16,275
Third party management and leasing revenue	2,235	71	2,306
Total revenues	18,048	470	18,518
Property operating expense	7,538	(3)	7,535
Depreciation and amortization	7,149	687	7,836
Interest expense	6,924	214	7,138
Total expenses	25,749	898	26,647
Deferred income tax benefit	2,896	175	3,071
Net loss attributable to non-controlling interests	412	43	455
Net loss attributable to American Spectrum Realty, Inc.	(1,546)	(210)	(1,756)
Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(1,666)	(210)	(1,876)
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	(.52)	(.07)	(.59)

Statement of Operations for the Three Months Ended Sep 30, 2010

Rental revenue	8,307	8,424	16,731
Third party management and leasing revenue	973	(289)	684
Total revenues	9,420	8,135	17,555
Property operating expense	4,703	2,136	6,839
Depreciation and amortization	3,608	4,146	7,754
Interest expense	3,494	3,318	6,812
Total expenses	14,362	9,600	23,962
Deferred income tax benefit	1,697	105	1,802
Net loss attributable to non-controlling interests	1,092	1,241	2,333
Net loss attributable to American Spectrum Realty, Inc.	(2,153)	(119)	(2,272)
Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(2,213)	(119)	(2,332)
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	(0.73)	(.04)	(0.77)

Statement of Operations for the Nine Months Ended Sep 30, 2010

Rental revenue	24,093	8,913	33,006
Third party management and leasing revenue	3,208	218	2,990
Total revenues	27,468	8,605	36,073
Property operating expense	12,241	2,133	14,374
Depreciation and amortization	10,757	4,833	15,590
Interest expense	10,418	3,532	13,950
Total expenses	40,111	10,498	50,609
Deferred income tax benefit	4,593	280	4,873
Net loss attributable to non-controlling interests	1,504	1,284	2,788
Net loss attributable to American Spectrum Realty, Inc.	(3,699)	(329)	(4,028)
Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(3,879)	(329)	(4,208)
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	(1.27)	(.09)	(1.36)

Balance Sheet as of March 31, 2010

Real estate held for investment	252,375	21,925	274,300
Accumulated depreciation	(75,673)	(4)	(75,677)
Cash and cash equivalents	5,058	925	5,983
Deferred tax asset	8,348	70	8,418
Investments in unconsolidated real estate assets from related parties	-	375	375
Purchased intangibles subject to amortization	18,000	(4,713)	13,287
Goodwill	-	4,003	4,003
Prepaid and other assets, net	10,956	940	11,896
Total Assets	227,944	26,479	251,465
Notes payable	203,863	15,234	219,097
Accounts payable	6,377	75	6,452
Accrued and other liabilities	8,431	848	9,279
Total Liabilities	220,114	16,157	236,271
Accumulated deficit	(51,963)	(89)	(52,052)
Non-controlling interests	11,976	7,453	19,429
American Spectrum Realty, Inc. stockholders' equity (deficit)	(5,931)	(89)	(6,020)
Total Equity (Deficit)	6,045	7,364	13,409
Total Liabilities and Equity (Deficit)	277,944	26,479	251,465

Balance Sheet as of June 30, 2010

Real estate held for investment	263,359	322,197	585,556
Accumulated depreciation	(79,238)	(218)	(79,456)
Cash and cash equivalents	984	3,371	4,355
Tenant and other receivables, net of allowance for doubtful accounts	1,314	262	1,576
Deferred tax asset	10,146	175	10,321
Investments in unconsolidated real estate assets from related parties	1,386	141	1,527
Purchased intangibles subject to amortization	18,000	(4,994)	13,006
Goodwill	-	4,003	4,003
Prepaid and other assets, net	11,803	4,673	16,476

Total Assets	239,867	329,610	569,477
Notes payable	214,663	226,725	441,388
Accounts payable	6,125	3,227	9,352
Accrued and other liabilities	9,132	1,565	10,697
Total Liabilities			
Accumulated deficit	(54,018)	(210)	(54,228)
Non-controlling interests	16,600	98,303	114,903
American Spectrum Realty, Inc. stockholders' equity (deficit)	(8,020)	(210)	(8,230)
Total Equity (Deficit)	8,580	98,093	106,673
Total Liabilities and Equity (Deficit)	239,867	329,610	569,477

Balance Sheet as of September 30, 2010

Real estate held for investment	280,033	338,471	618,504
Accumulated depreciation	(82,344)	(4,084)	(86,428)
Cash and cash equivalents	1,013	2,908	3,921
Tenant and other receivables, net of allowance for doubtful accounts	1,223	515	1,738
Deferred tax asset	11,883	280	12,163
Investments in unconsolidated real estate assets from related parties	142	129	271
Purchased intangibles subject to amortization	18,000	(5,275)	12,725
Goodwill	-	4,003	4,003
Prepaid and other assets, net	12,821	5,860	18,681
Total Assets	253,736	342,807	596,543
Notes payable	221,187	240,509	461,696
Accounts payable	8,408	4,315	12,723
Accrued and other liabilities	11,008	1,168	12,176
Total Liabilities	242,298	245,992	488,290
Accumulated deficit	(56,171)	(329)	(56,500)
Non-controlling interests	21,641	97,144	118,785
American Spectrum Realty, Inc. stockholders' equity (deficit)	(10,203)	(329)	(10,532)
Total Equity (Deficit)	11,438	96,815	108,253
Total Liabilities and Equity (Deficit)	253,736	96,815	596,543